Mail Stop 3561

July 21, 2009

By Facsimile and U.S. Mail

Michael A. Norona
Executive Vice President, Chief
    Financial Officer and Secretary
Advance Auto Parts, Inc.
5008 Airport Road
Roanoke, VA 24012

      **Re:    Advance Auto Parts, Inc.**
               **Definitive Proxy Statement on Schedule 14A**
               **Filed April 14, 2009**
               **File No. 001-16797**

Dear Mr. Norona:

We have conducted a limited review of your filing and have the following comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy on Schedule 14A

Compensation Discussion & Analysis, page 13

Annual Incentive Plan, page 16

1. We note that your incentive bonus amounts are tied to performance measures based upon budgeted amounts for DIY sales, commercial sales, and operating income. As we previously requested, please disclose the target amounts that were set by your Compensation Committee in February 2008. Refer to our comment letters dated December 31, 2007 and February 13, 2008 and your response letter dated February 28, 2008. Please revise your Form 10-K to provide this disclosure. To the extent you believe disclosure of these targets is not required

because it could result in competitive harm, provide us on a supplemental basis a detailed explanation for this conclusion.  See instruction 4 to Item 402(b) and Question 118.04 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director